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                              August 18, 2021

       Ware Grove
       Chief Financial Officer
       CBIZ, Inc.
       6050 Oak Tree Boulevard, Suite 500
       Cleveland, Ohio 44131

                                                        Re: CBIZ, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Filed February 26,
2021
                                                            File No. 001-32961

       Dear Mr. Grove:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2020

       Item 7. Management's Discussion and Analysis
       Operating Practice Groups, page 25

   1. We note your presentation and discussion of operating results for your individual
                                                        "Operating Practice
Groups." When presenting segment measures within MD&A, please separately discuss the
reconciling items on a consolidated level, or discuss the reconciling items specific to each
particular segment. Refer to Question 104.02 of the Staff   s
                                                        Compliance & Disclosure
Interpretations ("C&DIs") on Non-GAAP Financial Measures.
   2. Please provide a discussion of segment profitability that is consistent with your ASC 280 disclosure. In this
regard, we note the measure of segment results presented in MD&A in the Form 10-K for the
period ended December 31, 2020 appears to be gross margin;
                                                        however, per Footnote
21, performance of the practice groups is evaluated on operating income. We also note in
Footnote 12 in the Form 10-Q for the interim period ended
 Ware Grove
CBIZ, Inc.
August 18, 2021
Page 2
         June 30, 2021 that performance of the practice groups is evaluated on income (loss) from continuing operations before income tax expense (benefit). Please advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307
with any questions.



FirstName LastNameWare Grove                                 Sincerely,
Comapany NameCBIZ, Inc.
                                                             Division of
Corporation Finance
August 18, 2021 Page 2                                       Office of Trade &
Services
FirstName LastName